# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PodcastOne, Inc., CIK 0001940177
CUSIP: 22275C105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 345 North Maple Drive, Suite 295, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0001491419
Persons authorized to receive notices and communications: Robert S. Ellin, c/o LiveOne, Inc., 269 South Beverly Dr., Suite #1450, Beverly Hills, California (CA), 90212, (310) 601-2505

## Reporting persons
- LiveOne, Inc. (CIK 0001491419): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,294,991; shared voting power 0; sole dispositive power 20,294,991; shared dispositive power 0; aggregate amount beneficially owned 20,294,991 (72.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: PodcastOne, Inc.
Address of issuer's principal executive offices: 345 North Maple Drive, Suite 295, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

This Amendment No. 1 (this "Amendment") to Schedule 13D is being filed on behalf of the Reporting Person (as defined below) to amend and restate in its entirety the original Schedule 13D, filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on August 15, 2025. This Amendment is filed to update the total beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the Reporting Person of the shares of common stock (as defined below) and to include certain other related changes.

## Item 2. Identity and Background
Name of person filing: LiveOne, Inc., a Delaware corporation ("the "Reporting Person").
Residence or business address: The address of the principal business and the principal office of the Reporting Person is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212. The Reporting Person is an award-winning, creator-first, music, entertainment and technology platform publicly trading on The NASDAQ Capital Market ("Nasdaq") under the symbol "LVO".
Present principal occupation or employment:
The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. The business address listed for each individual not principally employed by the Reporting Person is c/o of LiveOne, 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.

Name Present Principal Occupation Including Name and Address of Employer Executive Officers

Robert S. Ellin -- Chief Executive Officer, Chairman of the Board and Director
Ryan Carhart -- Chief Financial Officer, Executive Vice President, Corporate Secretary and Treasurer

Non-Executive Directors

Jay Krigsman -- Director; Executive Vice President and Asset Manager of The Krausz Companies
Ramin Arani -- Director; Advisor to LionTree, LLC and Partner at &vest Capital

Patrick Wachsberger -- Director; Founder and Manager of Picture Perfect Entertainment LLC
Kenneth Solomon -- Director; Chief Executive Officer of Merit Street Media
Bridget Baker -- Director; Chief Executive Officer of Baker Media Inc.
Kristopher Wright -- Director; Vice President of Nike Global Men's Footwear Lifestyle Product
Criminal convictions in the last five years: During the last five years, the Reporting Person has not or, to the knowledge of the Reporting Person, none of the Reporting Person's executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not or, to the knowledge of the Reporting Person, none of the Reporting Person's executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All of the persons listed above are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 1, 2020, the Issuer was acquired by the Reporting Person and became its wholly owned subsidiary. On July 15, 2022, the Issuer completed a private placement offering (the "Notes Financing") of its unsecured convertible notes (the "Bridge Notes") to the Reporting Person, certain accredited investors and institutional investors (collectively the "Registered Stockholders") for gross proceeds of $8,835,800. On September 8, 2023, the Issuer completed the Direct Listing and became the Reporting Person's majority owned subsidiary.

In addition, the information set forth or incorporated by reference in Item 6 is incorporated by reference in this Item 3.

No borrowed funds were used to purchase any shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Shares (as defined below) reported herein were acquired for investment purposes. The Reporting Person intends to evaluate its investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Person has no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves its right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as it deems appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of common stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of common stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person has direct beneficial ownership interest of 20,294,991 shares of common stock (the "Shares") (representing approximately 72.5% of the number of shares of common stock issued and outstanding), consisting of (i) 19,194,991 shares of common stock directly beneficially owned by the Reporting Person (representing approximately 68.5% of the number of shares of common stock issued and outstanding) and (ii) 1,100,000 Bridge Warrants (as defined below) to purchase shares of common stock directly beneficially owned by the Reporting Person (representing approximately 3.9% of the number of shares of common stock issued and outstanding). The percentages with respect the Reporting Person's beneficial ownership are based on (i) 26,910,733 shares of the Issuer's common stock issued and outstanding as of November 12, 2025, reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter September 30, 2025, filed with the U.S. Securities Exchange Commission on November 14, 2025, plus (ii) 1,100,000 Bridge Warrants directly beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, has sole power to vote or direct the vote of 20,294,991 shares of common stock directly beneficially owned by the Reporting Person; has shared power to vote or direct the vote of 0 shares of common stock directly beneficially owned by the Reporting Person; has sole power to dispose or direct the disposition of 20,294,991 shares of Common Stock directly beneficially owned by the Reporting Person; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Within the past 60 days, the Reporting Person has acquired 186,636 shares of the Issuer's common stock, which shares were acquired on January 22, 2026, as a settlement of the Issuer's intercompany balances owed by the Issuer to the Reporting Person for services previously rendered.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Acquisition of PodcastOne

On July 1, 2020, the Reporting Person through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., acquired the Issuer. As a result of such acquisition, the Reporting Person acquired 147,984,230 shares of the Issuer's common stock from the Issuer's former stockholders. In connection with the anticipated spin-out of the Issuer as a separate publicly trading company, the Reporting Person, through its wholly owned subsidiary, LiveXLive PodcastOne, Inc., canceled 127,984,230 shares of common stock owned by the Reporting Person. Accordingly, immediately prior to the Spin-Out, the Reporting Person owned 20,000,000 shares of common stock, which constituted 100% of the Issuer's then issued and outstanding shares of common stock.

Bridge Notes Offering

On July 15, 2022, the Issuer completed a private placement offering of the Bridge Notes for gross proceeds of $8.0 million. In connection with the sale of the Bridge Notes, the holders of the Bridge Notes, including the Reporting Person, received warrants to purchase shares of common stock at an exercise price of $3.00 per share (the "Bridge Warrants").

Direct Listing

On September 8, 2023, the Issuer completed its spin out from the Reporting Person to become a separate publicly trading company (the "Spin-Out") as a result of its direct listing on The NASDAQ Capital Market on such date (the "Direct Listing"). In connection with such completed Direct Listing, all of the remaining Bridge Notes (including interest thereunder) in the aggregate amount of approximately $7.02 million converted into approximately 2,341,000 shares of the Issuer's common stock at the conversion price of $3.00 per share, and the exercise price of the Bridge Warrants was fixed at $3.00 per share. As a result of the Spin-Out, (i) the Issuer issued 1,100,00 Bridge Warrants to the Reporting Person, all of which were issued and outstanding as of the date of this Schedule 13D, and (ii) the Reporting Person distributed (x) 4,300,000 shares of common stock to the Reporting Person's stockholders of record as a special dividend in connection with the completion of the Direct Listing (the "Distribution Shares") and (ii) approximately 20,000 additional shares of common stock to the extent that any Distribution Shares were required to be rounded up.

May 2025 Securities Purchase Agreement

On May 19, 2025 (the "Closing Date"), the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the "SPA") with certain institutional investors (collectively, the "Purchasers"), pursuant to which (i) the Reporting Person sold to the Purchasers its Original Issue Discount Senior Secured Convertible Debentures (the "Initial Debentures") in an aggregate principal amount of $16.75 million for an aggregate cash purchase price of $15.25 million, and (ii) if certain conditions are satisfied as set forth in the SPA, including at least one of the Conditions (as defined below), the Reporting Person may sell at its option to the Purchasers its additional Original Issue Discount Senior Secured Convertible Debentures in an aggregate principal amount of $11,000,000 on substantially the same terms as the Initial Debentures (the "Additional Debentures" and collectively with the Initial Debentures, the "Debentures"), in a private placement transaction. The Debentures are convertible into shares of the Reporting Person's common stock at the holder's option at a conversion price of $2.10 per share, subject to certain customary adjustments such as stock splits, stock dividends and stock combinations. The Reporting Person may sell to the Purchasers the Additional Debentures if within 15 months of the Closing Date either of the following conditions have been satisfied during such 15-month period (the "Conditions"): (x) the VWAP (as defined in the SPA) of the Reporting Person's common stock has been equal to or greater than $4.20 per share (subject to certain customary adjustments such as stock splits, stock dividends and stock combinations) for 30 consecutive trading days, or (y) the Reporting Person's Free Cash Flow (as defined in the SPA) has been equal to or greater to $3,000,000 for three consecutive fiscal quarters, and has increased in each of the foregoing quarters from the immediately preceding fiscal quarter. The Initial Debentures mature on May 19, 2028 and accrue interest at 11.75% per year. Commencing with the calendar month of August 2025 (subject to the following sentence), the holders of the Initial Debentures will have the right, at their option, to require the Reporting Person to redeem an aggregate of up to $100,000 of the outstanding principal amount of the Debentures per month. For the month of August 2025, the holders may not submit a redemption notice for such a redemption prior to August 18, 2025. Commencing from November 18, 2025, May 18, 2026 and May 18, 2027, the holders of the Initial Debentures will have the right, at their option, to require the Reporting Person to redeem an aggregate of up to $150,000, $250,000 and $300,000, respectively, of the outstanding principal amount of the Initial Debentures per month.

Subject to the satisfaction of certain conditions, including applicable prior notice to the holders of the Initial Debentures, at any time after May 19, 2026, the Reporting Person may elect to prepay all, but not less than all, of the then outstanding Initial Debentures for a prepayment amount equal to the outstanding principal balance of then outstanding Initial Debentures plus all accrued and unpaid interest thereon, together with a prepayment premium equal to the following (the "Prepayment Premium"): (a) if the Initial Debentures are prepaid after May 19, 2026, but on or prior to May 19, 2027, 5% of the entire outstanding principal balance of the outstanding Initial Debentures (or the applicable portion thereof required to be prepaid by the Reporting Person); and (c) if the Initial Debentures are prepaid on or after May 19, 2027, but prior to the maturity date of the Initial Debentures, 4% of the entire outstanding principal balance of then outstanding Initial Debentures (or the applicable portion thereof required to be prepaid by the Reporting Person). Subject to the satisfaction of certain conditions, the Reporting Person shall be required to prepay the entire outstanding principal amount of all of then outstanding Initial Debentures in connection with a Change of Control Transaction (as defined in the Initial Debentures) for a prepayment amount equal to the outstanding principal balance of then outstanding Initial Debentures, plus all accrued and unpaid interest thereon, plus the applicable Prepayment Premium based on when such Change of Control Transaction occurs within the period set forth above applicable to such Prepayment Premium; provided, that (x) if a Change of Control Transaction occurs on or prior to May 19, 2026, plus 10% of the entire outstanding principal balance of then outstanding Initial Debentures; (y) if the Specified Carve-Out Transaction (as defined in the Debentures) in consummated, the Issuer shall be required to prepay the Initial Debentures, in an aggregate amount equal to the lower of the outstanding principal balance of then outstanding Initial Debentures and $7,500,000, in each case, plus the applicable Prepayment Premium, and (z) if a Permitted Disposition (as defined in the Debentures) pursuant to clause (g) of the definition thereof is consummated, the Reporting Person shall be required to prepay the Initial Debentures in an aggregate amount equal to the lower of the outstanding principal balance of then outstanding Initial Debentures and 50% of the first $1,000,000 of net proceeds resulting from such Permitted Disposition up to $1,000,000 and 25% of such net proceeds in excess of $1,000,000, in each case, plus the applicable Prepayment Premium. the Reporting Person's obligations under the Debentures can be accelerated upon the occurrence of certain customary events of default. In the event of default and acceleration of our obligations, the Reporting Person would be required to pay the applicable prepayment amount described above. The Reporting Person's obligations under the Debentures have been guaranteed under a Subsidiary Guarantee, dated as of the Closing Date, by certain of its wholly owned subsidiaries, including the Issuer (collectively, the "Guarantors").

The Reporting Person's obligations under the Debentures and the Guarantors' obligations under the Subsidiary Guarantee are secured under a Security Agreement (the "Security Agreement") entered into on the Closing Date among the Reporting Person, the Guarantors, certain Purchasers and JGB Collateral, LLC as agent for the Purchasers (the "Security Agreement"), by a lien on all of the Reporting Person's and the Guarantors' assets, including the Issuer's assets, subject to certain exceptions.

Intercompany Balance Settlement

Since January 1, 2025, the Reporting Person has acquired 1,321,054 shares of the Issuer's common stock as a result of the settlement of the Issuer's intercompany balances owed to the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 -- Stock Purchase Agreement, dated as of May 7, 2020, by and among the Reporting Person, the Issuer, LiveXLive PodcastOne, Inc., the persons identified as "Sellers" on the signature pages thereto, and Norman Pattiz, as the representative of the Sellers (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K, filed with the SEC on May 8, 2020).

2 -- Form of 10% Original Issued Discount Convertible Promissory Note, dated July 15, 2022, issued by the Issuer to certain purchasers (Incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement, as amended, filed with the SEC on December 27, 2022).

3 -- Form of Warrants, dated July 15, 2022, issued by the Issuer to the Registered Stockholders (Incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement, as amended, filed with the SEC on December 27, 2022).
4 -- Form of Subscription Agreement, dated as of July 15, 2022, between the Issuer and certain purchasers (Incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement, as amended, filed with the SEC on December 27, 2022).

5 -- Securities Purchase Agreement, dated as of May 19, 2025, among the Reporting Person, the Issuer and certain purchasers (Incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K, filed with the SEC on May 23, 2025).

6 -- Subsidiary Guarantee, dated as of May 19, 2025, made by the Guarantors, in favor of the Secured Parties (as defined therein) (Incorporated by reference to Exhibit 10.2 to the Reporting Person's Current Report on Form 8-K, filed with the SEC on May 23, 2025).

7 -- Security Agreement, dated as of May 19, 2025, among the Reporting Person, the Guarantors, certain purchasers and JGB Collateral, LLC (Incorporated by reference to Exhibit 10.3 to the Reporting Person's Current Report on Form 8-K, filed with the SEC on May 23, 2025).

8 -- Form of the Reporting Person's 11.75% Original Issue Discount Senior Secured Convertible Debentures (Incorporated by reference to Exhibit 4.1 to the Reporting Person's Current Report on Form 8-K, filed with the SEC on May 23, 2025).

## Signatures
- LiveOne, Inc.: /s/ Ryan Carhart, Ryan Carhart/Chief Financial Officer (01/23/2026)